PUBLIC VERSION



16012861

:D STATES
<CHANGE COMMISSION
:on, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response. 12.00	



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hodes Weill Securities, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Weill — **212-867-0888**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

AGH, LLC
(Name - if individual, state last, first, middle name)

3500 Piedmont RD Suite 500	Atlanta	GA	30305
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Douglas Weill, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hodes Weill Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Chief Compliance Officer
Title

Subscribed and sworn to before me this 25 day of February 2016

[Signature]
Notary Public


ANGELA TORCIVIA
Notary Public - State of New York
NO. 01T06084055
Qualified in Queens County
My Commission Expires 12/02/2018

This report* contains (check all applicable boxes):

√	(a)	Facing page.
√	(b)	Statement of Financial Condition.
~~√~~	~~(c)~~	~~Statement of Income~~
~~√~~	~~(d)~~	~~Statement of Cash Flows~~
~~√~~	~~(e)~~	~~Statement of Changes in Member's Equity~~
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
~~√~~	~~(g)~~	~~Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.~~
~~√~~	~~(h)~~	~~Computation for determination of reserve requirements pursuant to Rule 15c3-3.~~
~~√~~	~~(i)~~	~~Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3~~.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√	(l)	An oath or affirmation.
~~√~~	~~(m)~~	~~A copy of the Securities Investor Protection Corporation (SIPC) supplemental (AUP)~~.
~~√~~	~~(n)~~	Management~~'s Exemption Report~~
√	0	Report of Independent Registered Public Accounting Firm ~~on Exemption~~

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HODES WEILL SECURITIES, LLC
(a wholly-owned subsidiary of Hodes Weill & Associates, LP)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended December 31, 2015

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income and Changes in Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5
Supplementary Information:	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	9
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Report of Independent Registered Public Accounting Firm on Exemption	11
Management's Exemption Report	
Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payment (SIPC-7)	
General Assessment Reconciliation (SIPC-7)	



BUSINESS ADVISORS
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member
of Hodes Weill Securities, LLC

We have audited the accompanying statement of financial condition of Hodes Weill Securities, LLC as of December 31, 2015, and the related statements of income and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Hodes Weill Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hodes Weill Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Hodes Weill Securities, LLC's financial statements. The supplemental information is the responsibility of Hodes Weill Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AGH, LLC

Atlanta, Georgia
February 25, 2016

3500 Piedmont Road • Suite 500 • Atlanta, Georgia 30305 • Phone (404) 233-5486 • Fax (404) 237-8325
cpa@aghllc.com • www.aghllc.com

HODES WEILL SECURITIES, LLC
(a wholly-owned subsidiary of Hodes Weill & Associates, LP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 3,247,577
Accounts receivable	10,655,272
Due from Hodes Weill & Associates, LP	20,387
Prepaid expenses and deposits	13,311
Total assets	$ 13,936,547

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 63,498
Total liabilities	63,498
Member's Equity	13,873,049
Total liabilities and member's equity	$ 13,936,547

The accompanying notes are an integral part of these financial statements.

HODES WEILL SECURITIES, LLC
(a wholly-owned subsidiary of Hodes Weill & Associates, LP)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 1. Business and Summary of Significant Accounting Policies

Hodes Weill Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Hodes Weill & Associates, LP ("HW&A"). The Company's business activities include the private placement of securities and certain financial advisory services (including mergers and acquisitions). The Company follows the accounting and reporting requirements of broker-dealers. The Company was organized as a limited liability company in the state of Utah in December 1999.

A summary of significant accounting policies follows:

Cash – Cash includes all regular checking and savings accounts. At December 31, 2015, the carrying amount and bank balance of deposits with financial institutions was $3,247,577, of which $250,000 was covered by federal depository insurance.

Income Taxes – As a single-member limited liability company, the Company's activities are disregarded and reported with its owner for tax purposes. Accordingly, no provision for income taxes has been recorded as the income tax effects of the Company's activities flow directly to its member.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes revenue from client retainers when all contractual conditions to earn such retainers have been satisfied. The Company recognizes revenue from advisory and success fees as services are rendered and when such fees are contractually owed by the Company's clients.

Fair Value – The Company's financial instruments consist principally of cash, accounts receivable, accounts payable and accrued expenses. The Company believes that the carrying amounts of all of its assets and liabilities approximate their current fair values.

Note 1. Business and Summary of Significant Accounting Policies (concluded)

Accounts Receivable – The accounts receivable shown on the Company's statement of financial condition consists of trade accounts receivable from clients of the Company and is stated at the amount the Company expects to collect from such clients. In addition, the Company may charge interest to its clients on outstanding accounts receivable. During the year ended December 31, 2015, the Company charged interest in the amount of $27,526 on outstanding accounts receivable, which is included in the interest income amount on the statement of income and changes in member's equity.

The Company considers whether estimated losses will occur as a result of the inability of its clients to make required payments and makes an assessment as to whether an allowance for doubtful account should be established. Management considers the following factors when determining the collectability of specific client accounts: credit-worthiness, past transaction history and changes in customer payment terms. If the Company becomes aware of a deterioration of a major customer's credit-worthiness, or if actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Company could be adversely affected. As of December 31, 2015, all of the Company's trade accounts receivable are deemed collectible.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $3,184,079, which was $3,179,079 in excess of its required net capital of $5,000. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital ratio was 0.02 to 1.

Note 3. Related Party Transactions

Effective April 1, 2014, the Company entered into an expense sharing agreement with HW&A to pay $315,000 per month to cover facilities, personnel and operational costs incurred by HW&A, this amount was increased to $475,000 per month effective April 1, 2015. Accordingly, during the year ended December 31, 2015, the Company reported total expenses of $5,220,000 under this agreement, which is included in the statement of income and changes in member's equity. Excluding the expense sharing agreement, the Company is responsible for paying its own expenses directly attributable to its business and regulatory obligations, such as registration or licensing fees, annual audit and SIPC assessments.

As of December 31, 2015, the Company was owed $21,500 from HW&A for legal fees reimbursed by a client of the Company to HW&A and the Company owed HW&A $1,113 for client expenses paid to the Company but incurred by HW&A. Accordingly, the net amount due from HW&A as of December 31, 2015 was $20,387.

HODES WEILL SECURITIES, LLC
(a wholly-owned subsidiary of Hodes Weill & Associates, LP)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 4. Foreign Sub-Agent Expense

In instances where the Company feels it is either required due to foreign regulatory rules, or otherwise prudent to use a foreign sub-agent to assist in marketing private placement offerings to non-US investors, the Company will engage a foreign sub-agent licensed under applicable foreign law to provide such services. During the year ended December 31, 2015, the Company paid $725,000 to a foreign sub-agent who successfully raised capital in connection with one of the Company's private placement offerings. This amount is included in the statement of income and changes in member's equity.

Note 5. Subsequent Events

The Company has evaluated subsequent events through February 25, 2016, the date the financial statements were issued. The Company has identified no events that require disclosure under Financial Accounting Standards Board Accounting Standards Codification Topic 855, *Subsequent Events*.